UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 30, 2022

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In the Matter of

Takung Art Co., Ltd
Room 709 Tower 2
Admiralty Centre, 18 Harcourt Road
Admiralty, Hong Kong

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-258141

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Takung Art Co., Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Takung Art Co., Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 30, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief